

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2013

<u>Via E-mail</u>
Jeffrey Wolf
Chief Executive Officer and Chairman
Heat Biologics, Inc.
100 Europa Drive
Chapel Hill, NC 27517

>   **Re: Heat Biologics, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed June 10, 2013**
>   **File No. 333-188365**

Dear Mr. Wolf:

We have reviewed your amended registration statement and letter submitted
June 10, 2013, and have the following comments. In some of our comments, we may ask you to
provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the
requested information. If you do not believe our comments apply to your facts and
circumstances or do not believe an amendment is appropriate, please tell us why in your
response.

After reviewing any amendment to your registration statement and the information you
provide in response to these comments, we may have additional comments.

<u>Notes to Consolidated Financial Statements</u>
<u>10. Stockholders' (Deficit) Equity</u>
<u>Preferred Stock, page F-21</u>

1. Please refer to prior comment 5. Please disclose the revised conversion ratio or the
   number of common shares that each preferred stock series is convertible into. In
   addition, please disclose that the preferred stock is convertible at the option of the holder
   at any time.

2. Please refer to prior comment 6. Please address the following:
   a. Add a restatement footnote to comply with ASC 250-10-50. Note that this
      disclosure shall be included until you update for your next annual period.
   b. Tell us why you have not reflected the beneficial conversion feature charge as a
      preferred stock deemed dividend with a corresponding debit to deficit
      accumulated during the development stage and credit to additional paid in

        capital. You currently do not show any impact of this accounting in the statement of stockholders (deficit) equity.

    c. In your beneficial conversion feature note on page F-11, disclose the effective conversion price and the fair value of your common stock as of the commitment date.

    d. Disclose the adjustments to the conversion price related to you issuing common stock below the conversion price as you had previously done in your May 6, 2013 S-1 filing or explain why it was removed. In addition disclose how you accounted for this feature and why it did not require bifurcation.

Exhibits

3. We note your response to our prior comment 7 that the Quality Agreement has not yet been negotiated, however, Section 4.6 of the Manufacturing Services Agreement states: "Upon the decision to manufacture a Product according to a Draft Plan, the Parties shall enter into a separate Quality Agreement, in the form attached hereto, setting forth the terms for Product quality, quantity, price, and any other terms necessary for such agreements. Such Quality Agreement shall be separately appended to this Agreement." To the extent that a form of the Quality Agreement was included as Appendix B to the Manufacturing Services Agreement, please file the form of Quality Agreement with Exhibit 10.13.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651f you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, John Krug, Staff Attorney, at (202) 551-3862 or me at (202) 551-3715 with any other questions.

        Sincerely,

        /s/ Jeffrey P. Riedler

        Jeffrey P. Riedler
        Assistant Director

cc: Via E-mail
       Leslie Marlow, Esq.
       Gracin & Marlow, LLP